Exhibit 4.2
PINTEREST, INC.
Description of our Common Stock
The following description of Pinterest Class A and Class B common stock summarizes the material terms and provisions, but is not complete. For the complete terms of our common stock, please refer to our amended and restated certificate of incorporation and our amended and restated bylaws, as each may be amended from time to time and filed as exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
Our certificate of incorporation authorizes Pinterest to issue up to 8,666,666,667 shares of common stock, including 6,666,666,667 shares of Class A common stock, 1,333,333,333 shares of Class B common stock and 666,666,667 shares of preferred stock. Our board of directors has the authority, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our Class A common stock.
Our Class A common stock, par value $0.00001 per share, is listed on the New York Stock Exchange, under the symbol “PINS” and began trading on April 18, 2019. Prior to that date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B common stock, par value $0.00001 per share.
Subject to limitations prescribed by Delaware law, our board of directors may also issue preferred stock, without stockholder approval. There is no preferred stock outstanding.
Common Stock Rights
The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights.
Voting Rights: The holders of the Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Class B common stock are entitled to 20 votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation.
Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, Delaware law, our amended and restated certificate of incorporation or our amended and restated bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Dividend Rights: We have never declared or paid any dividends on our capital stock. Dividends will be payable only as and when declared from time to time by our board of directors out of assets legally available at the time. If we do declare dividends, both Class A and Class B shareholders will receive equal dividend amounts per share unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of majority of the outstanding shares of Class A and Class B common stock entitled to vote thereon, each voting separately as a class.
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
Liquidation Rights: Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally and ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
No Preemptive or Similar Rights: Except for the conversion provisions with respect to our Class B common stock described below, holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Conversion Rights: Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. Upon the death or permanent incapacity of each holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock. However, shares of Class B common stock held by Benjamin Silbermann or his permitted estate planning entities or other permitted transferees will not convert automatically into Class A common stock until a time that is between 90 and 540 days after his death or permanent incapacity, as determined by the board of directors. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) the seven-year anniversary of the closing date of our initial public offering (IPO), except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of our IPO, and (ii) a date that is between 90 and 540 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Silbermann. Once transferred and converted into Class A common stock, the Class B common stock will not be reissued.
Anti-takeover Provisions
Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, and Delaware law, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions: Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Dual class stock. We have a dual class common stock structure, which provides our stockholders prior to our IPO, co-founders, executives, employees, directors and their affiliates with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
•Board of directors vacancies. Only our board of directors is authorized to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors.
•Classified board of directors. Our board of directors is classified into three classes of directors with staggered three-year terms.
•Stockholder action; special meeting of stockholders. Our stockholders are not able to take action by written consent for any matter and may only take action at annual or special meetings. In addition, special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer, our president or another officer selected by a majority of our board of directors, thus limiting the ability of a stockholder to call a special meeting.
•Advance notice requirements for stockholder proposals and director nominations. We have advance notice procedures and content requirements for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders.
•No cumulative voting. We do not permit stockholders to cumulate votes in the election of directors.
•Directors removed only for cause. Our stockholders may remove directors only for cause.

•Amendment of charter and bylaws provisions. Certain amendments to our amended and restated certificate of incorporation require the approval of 662⁄3% of the then-outstanding voting power of our capital stock. In addition, approval of stockholders holding 662⁄3% of the then-outstanding voting power of our capital stock is required for stockholders to amend or adopt any provision of our bylaws.
•Issuance of undesignated preferred stock. Our board of directors has the authority, without further action by our stockholders, to issue up to 666,666,667 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.
Delaware Law: We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, this law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the person became an interested stockholder unless, subject to specified exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset sale, stock sale or other transaction that results in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Pinterest without further action by the stockholders.
Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state or federal district court in the State of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.